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                            June 14, 2022

       Bernice E. Bell
       Chief Financial Officer
       AGNC Investment Corp.
       2 Bethesda Metro Center, 12th Floor
       Bethesda, Maryland 20814

                                                        Re: AGNC Investment
Corp.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-34057

       Dear Ms. Bell:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Non-GAAP Financial Measures
       Net Spread and Dollar Roll Income, page 37

   1. We note your presentation of the non-GAAP financial measure Net spread and dollar roll income and
further-adjusted measures, reconciled from Net interest income as the most directly comparable
GAAP financial measure. Given the inclusion of total operating expense as a component
of these measures, it appears these measures are more akin to an operating measure.
Therefore please tell us why you believe Net interest income, which contemplates only
expenses used to fund your interest-earning assets is the most directly comparable measure
calculated in accordance with GAAP. In your response, specifically address your
consideration of Net income or similar measure calculated in accordance with GAAP as the most
directly comparable measure to the non-GAAP financial
 Bernice E. Bell
AGNC Investment Corp.
June 14, 2022
Page 2
         measures addressed herein.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Staff Accountant at 202-551-3432 or Mark Rakip,
Staff Accountant at 202-551-3573 with any questions.



FirstName LastNameBernice E. Bell                         Sincerely,
Comapany NameAGNC Investment Corp.
                                                          Division of
Corporation Finance
June 14, 2022 Page 2                                      Office of Real Estate
& Construction
FirstName LastName